Filed by United Bancorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: United Bancorp Inc.

Commission File No.  000-16640

‘About Old National’ FAQ (for internal use only)

Why did Old National seek this partnership?

Old National recognized the opportunity to partner with a strong financial institution that shares a similar commitment to personalized, solutions-based client service and strong community engagement and investment. As we began to explore the possibility of a partnership, the leadership teams from both companies quickly became convinced that the culture of high accountability and service-focused banking that you are accustomed to as a United Bank & Trust co-worker was consistent with the Old National principles and vision. We are confident that this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit your clients and the communities where you work and live.

What can you tell me about my employment with Old National? Will I remain employed beyond the conversion?

It’s simply too early in the process to make a determination about individual roles and positions. In the weeks ahead, we’ll continue to partner with the United Bank & Trust leadership team to work through all the details of the integration and conversion process – including employment issues. Throughout this process, we are committed to open, honest and frequent communication.

What is the anticipated timeline for closing and conversion?

We expect to complete the transaction in the 2nd quarter, with conversion planned for August. We will communicate specific dates once they become available.

What are Old National Bank’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, associates and shareholders, and to be a bank that our clients embrace as their full-service financial partner…for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action, Excellence and Diversity & Inclusion.

Our vision is to be recognized in our communities as THE bank that builds long-term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of associates who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

What are Old National’s strategic imperatives and how do they guide us?

We operate under three strategic imperatives designed to move us toward our goal of being a high-performing institution:

1) Continue to strengthen our risk profile;

2) Increase our management discipline;

3) Provide consistent, quality earnings to our shareholders.

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‘About Old National’ FAQ (for internal use only)

Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component in achieving more for our clients, associates and shareholders. As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence, Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2012, Old National funded more than $3 million in grants and sponsorships, and our associates donated more than 93,000 total volunteer hours in support of more than 2,000 organizations.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping associates achieve an effective work/life balance. In 2013, Old National earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who demonstrate leadership in helping employees achieve “success at work and in their personal lives.”

How do we approach client service?

Much like you do at United Bank & Trust, at Old National we take the time to get to know each client and to understand their financial needs, which allows us to provide highly individualized solutions from a partnership perspective.

In some markets, our banking centers feature amenities that treat our clients to a decidedly different approach to banking. These amenities include free gourmet coffee, cyber cafés, and free community rooms. In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates Old National.

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National serves the insurance, wealth management and investment needs of clients.

•	Old National Insurance specializes in retail property and casualty insurance, employee benefits plans and a variety of other services, including risk management and alternative risk programs.

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

•	Old National Investments offers a broad spectrum of products and services, from individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans.

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‘About Old National’ FAQ (for internal use only)

How do Old National associates throughout our footprint remain connected?

The Old National Intranet site is an effective tool for sharing company and associate news, best practices and other important information on a daily basis. In addition, the Intranet features a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the Old National University training team, an interactive organizational chart and a Water Cooler bulletin board where associates can share information on a variety of topics.

Most associates also have access to Groupwise, a user-friendly email program that allows them to communicate internally and externally, and to send and receive appointments and track them via an electronic calendar.

In addition, Old National President & CEO Bob Jones keeps associates abreast of important events and announcements via email and occasional audio postings on the Intranet. Bob and other leaders also invite associates to join them in person or by phone for a quarterly town hall-style discussion. And associates are always free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email address.

How does Old National encourage and empower career and personal development?

Associates are encouraged to continually expand their knowledge by attending classes offered by ONUniversity, our in-house training department, and they also are empowered to pursue other approved educational opportunities. Available jobs within Old National are posted on the Intranet, and associates are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

We also offer a variety of mentoring-based career development programs that provide opportunities for associates at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

Quarterly feedback and annual reviews enable associates and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. An annual “Pulse” survey allows associates to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

When can I expect to receive further information about benefits?

Old National is committed to providing all of our associates and their families with competitive benefits choices. A complete overview of benefits is available at our welcome site for new associates (www.oldnational.com/welcome). Once there, click on the Associate Information tab. You can expect to receive more detailed information in conjunction with benefits enrollment.

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‘About Old National’ FAQ (for internal use only)

We recognize that many of you will have questions regarding Old National’s benefits options and coverages. Between now and closing, members of our Human Resources team will hold meetings with United Bank & Trust co-workers to explain the benefits offered and to answer questions.

How can I learn more about Old National?

As mentioned above, we’ve created a welcome site at www.oldnational.com/welcome. There you can review the Old National associate handbook and link to the complete Old National associate benefits site. You can also learn about key company programs and initiatives. In addition you can click on “Ask Bob” to send Old National President and CEO Bob Jones a confidential email question.

You can also visit our corporate website – oldnational.com – where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, press releases, community involvement information, a banking center locator and much more.

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Information for Investors

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Old National Bancorp will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement to be used by United Bancorp to solicit the required approval of its shareholders in connection with the proposed merger and will constitute a prospectus of Old National Bancorp. Old National Bancorp and United Bancorp may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF OLD NATIONAL BANCORP AND UNITED BANCORP ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about Old National Bancorp and United Bancorp, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Old National Bancorp will be available free of charge on Old National Bancorp’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Old National Bancorp, United Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Bancorp in connection with the proposed transaction. Information about the directors and executive officers of Old National Bancorp is set forth in its proxy statement for its 2013 annual

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meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of United Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 25, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

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